Nixon Peabody LLP Tower 46, 55 West 46th Street New York, NY 1003-4120 T / 1 212.940.3000 F / 1 212.940.3111	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

September 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington D.C. 20549
Attention: David Plattner, Esq.

RE:	Bally’s Corporation Schedule 13E-3 filed August 28, 2024 File No. 005-90968 Preliminary Proxy Statement filed August 28, 2024 File No. 001-38850

Ladies and Gentlemen:

On behalf of our client, Bally’s Corporation (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers and Acquisitions, of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule 13E-3 (the “Schedule 13E-3”) and preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated September 24, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Schedule 13E-3 and Preliminary Proxy Statement and is filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), together with this response letter.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement.

Schedule 13E-3 and PREM14A, each filed August 28, 2024
General

1.	Please add Mr. Hayden as a filing person on the Schedule 13E-3 and provide requisite disclosure accordingly.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company carefully considered the issue of whether Mr. Hayden should be included as a filing person in the Schedule 13E-3. The Company determined, based on facts known to it and information provided by Mr. Hayden and his counsel, that Mr. Hayden does not constitute a filing person within the meaning of Schedule 13E-3, and the Staff’s analysis and interpretive position set forth in its Rule 13e-3 Compliance and Disclosure Interpretations (“CDIs”), on the basis that Mr. Hayden is not an “affiliate” of the Company or engaged in the transaction for purposes of Rule 13e-3.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. The Staff has consistently taken the position that the determination of “control” is dependent on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. As a result, resolution of this issue necessarily turns on the specific facts and circumstances surrounding each situation.

Mr. Hayden acquired his shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), in connection with the Company’s acquisition of Gamesys Group plc, of which Mr. Hayden was a co-founder, on October 1, 2021 (the “Gamesys Transaction”). We have been advised that, in connection with the Gamesys Transaction, Mr. Hayden received 9.77% of the issued and outstanding shares of Company Common Stock and that Mr. Hayden did not receive a board seat or any other special governance rights in connection with the Gamesys Transaction. In addition, we understand that, since the time of the Gamesys Transaction, Mr. Hayden has not purchased additional shares of Company Common Stock and that Mr. Hayden became a holder of greater than 10% of the issued and outstanding shares of Company Common Stock solely by virtue of Company share repurchases.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions September 30, 2024 Page 2	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

While Mr. Hayden currently reports to beneficially owns approximately 12.2% of the issued and outstanding shares of Company Common Stock, the CDIs make it clear that even a holder of a “significant stake” in the securities of an issuer is not necessarily an “affiliate” of the issuer for Rule 13e-3 purposes. Mr. Hayden does not hold, and we have been advised that he has never held, any management position with the Company and has never played a role in the Company’s management or operations. Further, Mr. Hayden is not, and we have been advised that he never has been, a member of the Company’s Board of Directors (the “Board”). Furthermore, to the Company’s knowledge, Mr. Hayden possesses no other control indicia with respect to the Company. We have been advised that there are no debtor-creditor or other business relationships between Mr. Hayden and the Company or its control persons of the type that have been found to weigh toward a determination of control. Moreover, the Commission has found on prior occasions that holders of in excess of 10% of a company’s issued and outstanding shares to not have control where some other entity with greater stockholdings or power to control existed. Here, Standard General L.P. (“Standard General”), a filing person and affiliate of the Buyer Parties, beneficially owns 26.2% of the issued and outstanding Company Common Stock and Standard General’s Managing Partner, Sooyung Kim (also a filing person), is the Chairman of the Board. As noted in the Preliminary Proxy Statement, Standard General and Mr. Kim negotiated the Merger Agreement with the Special Committee, a process in which Mr. Hayden was not involved. Further, we have been advised that Mr. Hayden is not entitled to any board, management or similar governance rights in connection with or following the closing of the Transaction (as defined below) and has no agreement or arrangement with the Company or Standard General with respect to the operations of the Company following the closing of the Transaction.

As detailed in the “Background of the Merger Transactions” section of the Preliminary Proxy Statement, Mr. Hayden played no role in conceiving, planning, structuring, negotiating or implementing the Rule 13e-3 transaction (the “Transaction”). On March 12, 2024, the Company publicly announced that it had formed the Special Committee to evaluate Standard General’s non-binding proposal to acquire all of the outstanding shares of Company Common Stock not already owned by Standard General (the “2024 Proposal”). As disclosed in the Preliminary Proxy Statement, on March 22, 2024, Mr. Hayden independently contacted the Special Committee Chair to discuss the 2024 Proposal, including the rollover election aspect of such proposal. The Special Committee Chair referred Mr. Hayden to the Company’s public announcement regarding the formation of the Special Committee and limited the discussion with Mr. Hayden to information that was publicly available. Following such contact, Mr. Hayden was not involved with the Special Committee process or the negotiation or evaluation of the Transaction. As disclosed in the Preliminary Proxy Statement, at the direction of the Special Committee, Mr. Hayden was contacted by the Company on July 23, 2024 to discuss a rollover of Mr. Hayden’s shares of Company Common Stock in connection with the Transaction. Mr. Kim also later contacted Mr. Hayden to discuss a rollover of Mr. Hayden’s shares of Company Common Stock in connection with the Transaction. Mr. Hayden agreed to rollover his shares of Company Common Stock in connection with the Transaction and vote in favor of the Transaction resulting in the Support Agreement entered into on July 25, 2024, the same date the Merger Agreement was entered into. Based on the foregoing, not only should Mr. Hayden not be considered to be an affiliate of the Company, he also should not be considered to have acted in concert with Standard General or the Buyer Parties in connection with the Transaction.

Prior to entering into the Support Agreement, Mr. Hayden has always affirmed in his beneficial ownership filings on Schedule 13G that he was a “passive investor” and certified that the shares of Company Common Stock he held “were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.” As a result of entering into the Support Agreement, Mr. Hayden converted his Schedule 13G to Schedule 13D to disclose that he had entered into such Support Agreement.

In conclusion, as noted above, only an issuer and its affiliates engaged in the subject transaction are required to be filing persons and, based on the facts noted above, when taken together, Mr. Hayden is not in “control” of the Company, and, therefore, is not an “affiliate” of the Company. In addition, Mr. Hayden was not engaged in the Transaction for the purposes of Rule 13e-3. Mr. Hayden was not involved in the process conducted by the Special Committee to, among other things, evaluate and make recommendations to the Board regarding the Transaction, and, to the Company’s knowledge, did not act in concert with any of the filing persons. Due to his lack of involvement in the process relating to the evaluation, consideration and negotiation of the Transaction, Mr. Hayden is not in a position to have an independent view on whether he “reasonably believes that the Transaction is fair or unfair to unaffiliated security holders” of the Company, as required of all Rule 13e-3 filing persons by Item 1014(a) of Regulation M-A (CDI Question 101.01). For all the reasons described herein, the Company maintains that it would not be appropriate for Mr. Hayden to be added as filing person on the Schedule 13E-3.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions September 30, 2024 Page 3	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

2.	We note the following statement at the bottom of page 3 of the Schedule 13E-3: “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer for the entire filing except for the portions of the disclosure specifically provided by each filing person. Please revise.

RESPONSE:

The statement addressed in statement 2 of the Comment Letter has been deleted.

3.	Please mark the form of proxy card as preliminary. See Rule 14a-6(e).

RESPONSE:

The requested change has been made on the form of proxy card.

4.	On the proxy card, to avoid potential shareholder confusion, please delete the “To consider and vote on the proposal” phrase at the beginning of each proposal.

RESPONSE:

The requested changes have been made on the form of proxy card.

Unaudited Prospective Financial Information, page 90

5.	Please include in this section full sets of the Initial Projections and Updated Projections.

RESPONSE:

As requested by the Staff, pages 91-95 of the Amended Proxy Statement have been revised to include additional line item detail for both the Initial Projections and the Updated Projections. The Company respectfully advises the Staff that it believes the information set forth in the Amended Proxy Statement regarding the Initial Projections and the Updated Projections reflects the elements of such projections material to investors. The Company further respectfully submits that it believes the inclusion of additional detail from the full sets of the Initial Projections and the Updated Projections would add significant length and complexity to the Amended Proxy Statement without providing investors with additional material information and could, to the contrary, be potentially misleading to investors by obscuring the material elements of such projections.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions September 30, 2024 Page 4	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Fees and Expenses, page 106

6.	Please fill in the blanks in this section.

RESPONSE:

The requested information regarding fees and expenses has been added to the Amended Proxy Statement on page 109 thereof.

Unaudited Pro Forma Condensed Combined Financial Statements, page 159

7.	We note the following disclosure on page 159: “The Parent and the Company cannot predict how many of the eligible Company Stockholders will exercise the Rolling Share Election. Therefore, the unaudited pro forma condensed combined financial information has been prepared using the assumption that no Company Stockholder has made a Rolling Share Election other than those who have executed the Support Agreements to date.” With a view toward revised disclosure, please explain why you have assumed that no additional Company Stockholders will make the Rolling Share Election. In addition, please provide a cross-reference here to the sensitivity analysis that appears on page 171.

RESPONSE:

The requested revisions have been made on page 162 of the Amended Proxy Statement.

Description and Comparison of Rights of Bally’s Stock Before and After the Merger Transactions, page 180

8.	To make the comparison table easier for shareholders to understand, please avoid repeating entries that are identical or nearly identical. Rather, if particular shareholder rights remain the same after the merger transactions, simply state, “Same,” or something similar.

RESPONSE:

The suggested changes to the comparison table have been made on pages 183-188 of the Amended Proxy Statement.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions September 30, 2024 Page 5	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Prior Public Offerings, page 232

9.	We note the reference in this section to “except as described below.” However, it does not appear that any exceptions are described. Please revise, or advise.

RESPONSE:

The requested revision has been made at page 235 of the Amended Proxy Statement.

Pro Forma Security Ownership of Certain Beneficial Owners and Management, page 268

10.	Please present a “Scenario 3” demonstrating a full share rollover, or advise as to why one has not been included.

RESPONSE:

The requested revision has been made at pages 271-273 of the Amended Proxy Statement.

Stockholder Proposals and Nominations, page 283

11.	For clarity, in the first paragraph on page 283, please specify that the proxy statement delivery date for your previous annual meeting was April 5, 2024.

RESPONSE:

The requested clarification has been made on page 284 of the Amended Proxy Statement.

12.	We note the following sentence in the final paragraph on page 283: “Accordingly, any stockholder proposals in support of director nominees other than our nominees must be received in writing by us at our principal executive offices no later than March 17, 2025.” Please revise your disclosure to avoid the implication that the Rule 14a-19 notice deadline supersedes the director nomination window under the bylaws, which window is properly disclosed in the second paragraph on page 283. For additional guidance, see Question 139.03 of the Division of Corporation Finance’s “Proxy Rules and Schedules 14A/14C” Compliance and Disclosure Interpretations.

RESPONSE:

The requested revision has been made on page 284 of the Amended Proxy Statement.

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions September 30, 2024 Page 6	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Annex D, page D-1

13.	The Support Agreements included in Annex D each include the following note: “Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (’[*****]’) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.” However, no redactions are actually indicated. Please advise.

RESPONSE:

No redactions were made in the Support Agreements and the quoted statement has been deleted in the Amended Proxy Statement. However, in accordance with Item 1016, Instruction 1, schedules to the Support Agreements were omitted. The information omitted from the schedules is described in the second recital to each of the Support Agreements. The Company will provide a copy of any omitted schedule to the Commission upon request.

If you have any questions or comments in connection with these matters or the Amended Proxy Statement or Amended Schedule 13E-3 generally, please contact the undersigned at (212) 940-3140 or rlangan@nixonpeabody.com, or my colleague, Conrad Adkins, at (312) 977-4459 or cadkins@nixonpeabody.com.

Very truly yours,

/s/ Richard F. Langan, Jr.
Richard F. Langan, Jr.

cc: Kim M. Barker, Esq., Executive Vice President, Chief Legal Officer